Exhibit (a)(11)

Press Release                                             For Immediate Release
Company Contact:

Company Contact:
William Swain, GraphOn Corporation
1.800.GRAPHON
Bill.Swain@GraphOn.com

        GraphOn Corp. Announces Employee Stock Option Exchange Program

MORGAN HILL, CA, USA - June 24, 2003 - GraphOn(R) Corporation, (OTCBB: GOJO) (www.graphon.com) a leading developer of business software for remote computing, today announced that its Board of Directors has implemented a stock option exchange program solely designed for GraphOn's employees. The program allows GraphOn's eligible employees to tender their currently outstanding, unexercised options, which have an exercise price of at least $.50 per share, in exchange for grants of new options. The offer will expire on July 23, 2003, unless GraphOn extends the offer. GraphOn expects to grant the new options on the first business day, which is at least six months and one day after the date upon which all options validly tendered for exchange are cancelled. The exercise price of each new option will equal the closing bid price of GraphOn's common stock on the date of grant of the new options. GraphOn's directors, executive officers and consultants are not eligible to participate in this exchange program.

"GraphOn's management and Board of Directors recognize that existing employee stock options are priced far above the current price", said GraphOn CEO, Robert Dilworth. "This is a critical time of existence for GraphOn, and it will be important to our survival for all employees to give 110%. We believe that the replacement options, which will be priced at the current market price in six months, will be an added incentive to our employees. In addition, by giving non-cash incentive to our employees at this time, the stock option exchange program will also be in the best interest of our shareholders as we continue to seek ways to reduce our cash expenditures."

About GraphOn Corporation

For over a decade, GraphOn Corporation has been an innovator and developer of business connectivity software. GraphOn's high performance software instantly provides fast remote access, cross platform capability, and a centralized architecture that delivers a dramatically lower cost of ownership to the user. Using GO-Global(R), any application can be simply and easily Web-enabled without any software modification required, allowing applications to be run from browsers or portals. GraphOn, which markets its solutions through OEM licenses, independent software vendors (ISVs), application service providers (ASPs), value-added resellers (VARs) and system integrators is quoted on the Over The Counter Bulletin Board under the ticker GOJO (OTCBB: GOJO). For more information, please visit the company's Web site at http://www.graphon.com.

This press release contains statements that are forward looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results will differ due to factors such as shifts in customer demand, product shipment schedules, product mix, competitive products and pricing, technological shifts and other variables. Readers are referred to GraphOn's most recent periodic and other reports filed with the Securities and Exchange Commission.

GraphOn and GO-Global are a registered trademarks of GraphOn Corp. All other trademarks belong to their respective owners.

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